UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Definitive Agreements for $30 Million Convertible Notes Financing

On January 18, 2026, SCHMID Group N.V. (the “Company”) entered into an investment agreement with an institutional investor (the "Investor") pursuant to which the Company will issue and sell senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company (the "Notes") together with the issuance of warrants to purchase ordinary shares of the Company (the "Warrants") in a private placement to the Investor (the Notes and Warrants together, the "Investment Agreement").

The Notes will be pursuant an indenture issued at 98% of principal amount and are funded in two tranches: (i) $15.0 million will be funded two business days after the execution of the Investment Agreement, i.e. on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the Notes.

The Notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. The Notes have a two-year maturity, i.e. they will mature on January 21, 2028, unless previously converted into shares of the Company.

The Notes are convertible, at the option of the Investor, into shares of the Company at prices determined by reference to fixed premium conversion prices including at 95% of the applicable volume-weighted average price of the shares of the Company, subject to a minimum conversion price and certain daily conversion limits as further specified in the Investment Agreement.

In connection with the issuance of the Notes, the Company will also issue warrants to the Investor to purchase shares of the Company in an amount determined by reference to the principal amount of the Notes. The Warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the Notes, exercisable for cash or, at the Company’s election, on a cashless basis.

In connection with the execution of the Investment Agreement, the Company will also enter into a registration rights agreement with the Investor pursuant to which the Company agrees to file a registration statement covering the resale of the shares issuable upon conversion of the Notes and exercise of the Warrants.

The Company’s obligations under the Notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The Investment Agreement and the provisions of the Notes and Warrants contain customary affirmative and negative covenants, issuer call provisions, change of control protections, mandatory redemption events, and events of default customary for transactions of this type.

The net proceeds from the issuance of the Notes will be used for general corporate purposes, including working capital, capital expenditures, and potential acquisitions or investments.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement (including the first amendment to such Investment Agreement) which is annexed to this Form 6-K as Exhibit 10.1.

The securities described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and are being issued and sold pursuant to an exemption from registration provided for under the Securities Act. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the shares of common stock issued and sold in the Private Placement. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

No Utilization of Second Tranche of €10 million Convertible Loan Facility and Progress on 2024 20-F Filing

As a result of the signing of the Investment Agreement with the Investor, the Company will not draw the second tranche in the amount of €7.5 million under the previously announced €10 million two-tranche convertible loan facility entered into on December 17, 2025, as the terms of the Investment Agreement are commercially more favorable to the Company.

As announced in December 2025, the Company intends to complete its 2024 financial statements and publish its annual report for that fiscal year on Form 20-F in February 2026 to regain full compliance with applicable Nasdaq and SEC regulations.

Share Issuance to XJ

As previously published in the Company's press release in November 2025, the Company has agreed to issue shares to XJ Harbour HK Limited ("XJ") to set-off liabilities to XJ of USD 26,962,158.90 (which includes accrued interest). In November 2025, the Company and XJ agreed to issue shares of the Company at a share price of USD 2.15 per share. In a shareholders' meeting held on December 23, 2025, the Company's shareholders have authorized the share issuance to XJ. As a result, a total of 12,540,539 shares of the Company have been issued to XJ on January 16, 2026 on which date the set-off of the outstanding XJ liabilities will take effect automatically.

Prior to the issuance to XJ, 43.06 million shares of the Company were outstanding. Following the completion of the share issuance to XJ, 55.6 million shares of the Company are now outstanding. Of the total number of shares outstanding, 5 million shares are earn-out shares held by Christian Schmid and Anette Schmid which are subject to cancellation as set out in the Company's previous public filings including in the earn-out agreement dated January 29, 2024 (all 5 million shares will be cancelled unless the share price of the Company reaches USD 15.00 (in relation to 2.5 million shares), respectively, USD 18.00 (in relation to another 2.5 million shares) three years after the closing of the de-SPAC with Pegasus Digital Mobility Acquisition Corp on April 30, 2027).

Press Release Furnished as Exhibits

On January 20, 2026, the Company issued a press release, which is furnished herewith as Exhibit 99.1, in relation to the Investment Agreement and the share issuance to XJ.

The information furnished in this Form 6-K, including the information contained in Exhibit 10.1 and Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, the Company’s plans and expectations about the completion and filing of the FY 2024 Form 20-F, and the timing thereof, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, the Company’s preparation of the FY 2024 Form 20-F, the possibility of additional delays in the filing of the FY 2024 Form 20-F, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number
10.1	Investment Agreement dated January 18, 2026 (including exhibits and schedules thereto)
99.1	Press release dated January 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 21, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer

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